UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-42418

Ming Shing Group Holdings Limited

(Registrant’s Name)

Office Unit B8, 27/F

NCB Innovation Centre

No. 888 Lai Chi Kok Road

Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “Ming Shing,” “we,” “us” and “our” refer to Ming Shing Group Holdings Limited and its subsidiaries.

On January 14, 2026, the Company entered into a non-binding letter of intent with LHS Prime Limited, Blue Continental Holdings Limited and Beyond Value Wealth Limited (the “Vendors”) for the potential acquisition of the entire issued share capital of StoryFlow Technology Limited, a business company incorporated in the British Virgin Islands (the “Target Company”) (the “Transaction”). The Target Company, together with its subsidiaries, operates in the artificial intelligence (“AI”) industry by building AI infrastructure and knowledge retrieval and reasoning capabilities, centered around product directions such as Viva Flow. Its business integrates with various application scenarios via KaaS/API/SDK and commercialize in directions such as AI content and advertising systems, AI creative and material generation and AI knowledge middleware.

The consideration of the Transaction is proposed to be US$130 million, subject to due diligence, valuation, compliance and the actual terms of the binding agreement. The payment may be settled by cash or other methods, subject to further negotiation as stipulated in the binding agreement.

The Company will proceed with due diligence and commercial negotiations with the Vendors and strive to enter into binding agreement within twelve months from the date of the letter of intent in good faith. The Company will provide an update when there is further progress.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ming Shing Group Holdings Limited

Date: January 14, 2026	By:	/s/ Wenjin Li
	Name:	Wenjin Li
	Title:	Chairman of the Board and Chief Executive Officer

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